August 2, 2013

FILED VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:    Kathleen Collins, Accounting Branch Chief
Luna Bloom, Staff Attorney
Matthew Crispino, Staff Attorney

Re: PROS Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 001-33554

Dear Ms. Collins:

We are writing in response to the comment letter to Mr. Reiner of PROS Holdings, Inc. (the “Company”) dated July 26, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012 filed on February 22, 2013 (the “Form 10-K”) and Definitive Proxy Statement on Schedule 14A filed on April 22, 2013. This letter restates the numbered paragraphs from the Comment Letter together with the Company’s responses thereto.

Item 1. Business, page 2

1.
We note your discussion regarding your strategic partnership with Microsoft and SAP in your Q4 2012 and Q1 2013 earnings conference calls held February 12, 2013 and May 2, 2013, respectively. Please provide in your response, and include in future filings, a discussion of the material terms of your material agreements with such strategic partners. Additionally, please tell us how you determined that any agreements governing such partnerships are not required to be filed as exhibits to your Form 10-K. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully informs the Staff that the agreements it has entered into with each of Microsoft and SAP are sales and marketing agreements, which are common in the software industry and are of the type that “ordinarily accompanies the kind of business conducted by the registrant,” within the meaning of Item 601(b)(10)(i) of Regulation S-K.

The Company determined that these agreements are not required to be filed as exhibits pursuant to Item 601(b)(10)(i) of Regulation S-K based on an analysis on whether such agreements are material to the Company, including whether the Company is “substantially dependent” within the meaning of Item 601(b)(10)(ii) of Regulation S-K. The Company reviewed a number of factors, including the revenue the Company derives

Kathleen Collins
Securities and Exchange Commission
August 2, 2013

from such agreements, the amount of the payments made by the Company under these agreements, the lack of any long term commitments pursuant to these agreements, the ease of replacing the products and software licenses referenced in such agreements in the event the need to do so arises, and the lack of dependence of the Company’s ongoing and future business on the products and software licenses referenced in such agreements. For example, the Company’s revenue derived from the Company’s agreements with Microsoft and SAP for the fiscal year ended December 31, 2012 represented less than .1% and 0%, respectively, of the Company’s total revenue for the twelve months ended December 31, 2012, and the Company’s expenses paid to Microsoft and SAP, represented less than .2% and 0%, respectively, of the Company’s total expenses for the twelve months ended December 31, 2012.

Based on the foregoing, the Company respectfully submits that its agreements with Microsoft and SAP are not material contracts that would be required to be filed under Item 601(b)(10) of Regulation S-K.

Item 1A. Risk Factors, page 9

2.
We note that 19% of the outstanding shares of your common stock are held by executive officers and directors. Please tell us your consideration for including a risk factor that discusses the risks associated with insiders beneficially holding a significant portion of your outstanding shares.

Response: The Company confirms that it will in future filings, include a risk factor noting the percentage of the outstanding shares of the Company’s common stock that is held by executive officers and directors, and describe the risks that the Company’s executive officers and directors, if acting together, could influence matters requiring approval by our stockholders.

Item 14. Principal Accounting Fees and Services, page 42 (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed April 22, 2013) Matters Concerning Our Independent Registered Public Accounting Firm Fees Billed by PricewaterhouseCoopers, LLP, page 38

3.	In future filings, please separately designate under the captions “Audit Fees” and “Audit Related Fees” the information required by Items 14(1) and (2) of Form 10-K.

Response: The Company confirms that it will in future filings, separately designate under the captions “Audit Fees” and “Audit Related Fees” the information required by Items 14(1) and (2) of Form 10-K.

*****

Further, as requested in the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kathleen Collins
Securities and Exchange Commission
August 2, 2013

If you have any questions regarding this letter, please contact me at (713) 335-5151.

Sincerely,

PROS HOLDINGS, INC.

By:	/s/ Damian Olthoff
Damian Olthoff
General Counsel

cc: Mr. Andres Reiner, PROS Holdings, Inc.
Mr. Charles Murphy, PROS Holdings, Inc.